Exhibit 1

Outlook

Overall, STATS ChipPAC Ltd. (“we” or “the Company”) expects our first quarter 2005 results will reflect historical seasonality patterns and the fact that the first quarter has approximately 10% fewer business days than the prior fourth quarter. Specifically, we expect revenue will be as much as 12% lower sequentially, with a US GAAP loss per ADS of $(0.09) to $(0.13) for the first quarter of 2005. For the full year 2005, we expect revenue will increase compared to 2004 and at a faster rate than the semiconductor industry as a whole as we benefit from a more competitive and resilient platform, increased operating efficiencies and revenue and cost synergies. We expect to spend approximately $300 million for capital expenditures in 2005 compared to the $392 million in 2004 had the companies been merged the entire year. We expect to fund capital expenditures from cash flow from operations and the total amount to be spent will be adjusted based on actual revenue and utilization levels.

Certain statements in this “Outlook” including statements regarding expected future financial results, industry growth, and capital expenditures are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ include the ability of STATS and ChipPAC to successfully integrate their operations and employees; general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated March 19, 2004 and the Registration Statement on Form F-3/S-3 (File Nos. 333-119705 and 333-119705-1) of STATS ChipPAC Ltd. and ChipPAC, Inc. respectively. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Unless otherwise specified, references to “$” are to the lawful currency of the United States of America. Unless otherwise specified, references to “US GAAP” are to Generally Accepted Accounting Principles as practiced in the United States of America.

STATS ChipPAC Ltd.
Condensed Consolidated Statements of Operations
(In thousands of U.S. Dollars, except share and per share data)
(Unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2004	2003	2004	2003
Revenue	$265,847	$119,636	$769,121	$380,691
Cost of revenue	(223,634)	(96,802)	(643,540)	(328,014)

Gross profit	42,213	22,834	125,581	52,677
Operating expenses:
Selling, general and administrative	34,778	10,210	84,965	36,475
Research and development	5,867	3,220	17,637	15,295
Goodwill impairment	453,000	—	453,000	—
Other general expenses (income), net	73	403	(464)	374

Total operating expenses	493,718	13,833	555,138	52,144

Operating income (loss)	(451,505)	9,001	(429,557)	533

Non-operating (expenses), net	(10,217)	(1,169)	(26,444)	(5)

Income (loss) before income taxes	(461,722)	7,832	(456,001)	528
Provision for income taxes	(5,549)	22	(7,894)	(705)

Income (loss) before minority interest	(467,271)	7,854	(463,895)	(177)
Minority interest	(1,731)	(16)	(3,828)	(1,539)

Net income (loss)	$(469,002)	$7,838	$(467,723)	$(1,716)

Net income (loss) per ordinary share:
Basic	$(0.24)	$0.01	$(0.33)	$(0.00)
Diluted	$(0.24)	$0.01	$(0.33)	$(0.00)
Net income (loss) per ADS:
Basic	$(2.41)	$0.08	$(3.27)	$(0.02)
Diluted	$(2.41)	$0.07	$(3.27)	$(0.02)
Ordinary shares (in thousands) used in per ordinary share calculation:
Basic	1,943,189	1,043,875	1,428,954	1,005,374
Diluted	1,943,189	1,051,127	1,428,954	1,009,899
ADS (in thousands) used in per ADS calculation:
Basic	194,319	104,388	142,895	100,537
Diluted	194,319	105,113	142,895	100,990
Key Ratios & Information:
Gross Margin	15.9%	19.1%	16.3%	13.8%
Operating Expenses as a % of Revenue	185.7%	11.6%	72.2%	13.7%
Operating Margin	-169.8%	7.5%	-55.9%	0.1%
Depreciation & Amortization Expense	$61,722	$32,738	$188,683	$121,765
Capital Expenditures	$58,122	$73,454	$270,785	$231,901

STATS ChipPAC Ltd.
Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)
(Unaudited)

	December 31,	December 31,
	2004	2003
ASSETS
Current assets:
Cash and cash equivalents and marketable securities	$229,569	$324,307
Accounts receivable, net	149,650	79,899
Other current assets	58,272	24,686
Inventories	54,690	19,839

Total current assets	492,181	448,731

Marketable securities	18,121	23,313
Property, plant and equipment, net	1,035,803	476,073
Goodwill and intangible assets	649,428	2,209
Other non-current assets	76,169	43,526

Total assets	$2,271,702	$993,852

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$120,211	$62,131
Other current liabilities	66,074	45,880
Short-term debts	44,761	12,137

Total current liabilities	231,046	120,148
Long-term debts	790,053	359,601
Other non-current liabilities	50,362	4,463

Total liabilities	1,071,461	484,212

Minority interest	40,891	33,684

Shareholders’ equity	1,159,350	475,956

Total liabilities and shareholders’ equity	$2,271,702	$993,852